Ideanomics, Inc.

55 Broadway, 19th Floor

New York, NY 10006

January 15, 2020

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention: Kathryn Jacobson

Robert Littlepage

Celeste Murphy

Paul Fischer

Re: Ideanomics, Inc.

Registration Statement on Form S-1/A

File No. 333-224382

Dear Mr. Fischer and Ms. Murphy:

On behalf of Ideanomics, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on August 9, 2019 (the “Comment Letter”) with respect to the Company’s above referenced Forms.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Registration Statement on Form S-1/A, filed on August 2, 2019

We are subject to risks related to holding cryptocurrencies and accepting cryptocurrencies as a form of payment., page 21

1.	Please revise your risk factor to address other potential risks related to holding the GTB cryptocurrency you received in March, 2019, including risks related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach, as well as potential risks created by events on the underlying blockchain, such as "forks" and "airdrops." Please also discuss either here or in another part of your prospectus your current storage and custodial practices with respect to the GTB cryptocurrency.

The risk factor was updated in our S-1 A 4th Amendment filed on December 31, 2019 to address the above comments

2.	We note your statement in paragraph two that you "currently expect to hold [y]our GTB unless you need cash to support your operations, at which time you may determine to convert to fiat currency and U.S. dollars." With a view towards disclosure, please advise what consideration you gave to the inclusion of risk factor disclosure addressing the possible need to register as an investment company under the Investment Company Act.

We do not consider it likely that we will need to register as an investment company. Under Section 3(b)(1) of the 1940 Act, an issuer is not an investment company if it is primarily engaged, directly or through wholly-owned subsidiaries, in a business other than that of investing, reinvesting, owning, holding or trading in securities, we believe that Ideanomics meets this criteria. Furthermore, we believe that we meet the five principal factors set-out in Tonopah Mining Co. for determining an issuer’s "primary business" under Section 3(b)(2) and that applying these factors supports our position that Ideanomics is not an investment company. We will continue to monitor our business in the context of the Investment Company Act.

Overview, page 36

3.	In light of your significant holdings of GTB tokens, please describe in your MD&A overview your plan to monetize these tokens.

The MD&A has been updated at page 37 of the S-1A filed on December 31, 2019 to address the above comment.

Comparison of Three Months Ended March 31, 2019 and 2018 Selling, general and administrative Expenses, page 42

4.	We note that on February 12, 2019, you entered into separate covenants not to sue with certain individuals. Please disclose the significant terms of these agreements, including but not limited to payable consideration of $800,000 in the aggregate, and how you accounted for them in the financial statements. Refer to Exhibits 10.11, 10.12, and 10.13 of the Form 10-Q filed on May 2, 2019 and the Form 8-K filed on February 26, 2019.

The MD&A in the Form 10-Q filing for the period ending September 30, 2019 has been updated to address the above comment and has also been included in the S-1A filed on December 31, 2019 to address the above comment.

Legal Matters, page 106

5.	We note that Sherman & Howard will pass upon the validity of the shares you are offering pursuant to the registration statement, however see no Exhibit 5.1 in your Exhibits list.

Please file counsel's opinion as an exhibit to your filing prior to requesting effectiveness, allowing sufficient time for staff review. Please refer to Item 601(b)(5)(i) of Regulation SK.

We will file the legal opinion when the S-1A is ready to go effective, allowing sufficient time for staff review.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Digital Currency, page F-47

6.	We note that GTB "is not backed by hard assets or other financial instruments and does not represent an investment in GTD or a right to access GTD's platform." If so, please help us reconcile this disclosure with your March 19, 2019 press release which reported that GT Dollar has been underwriting its tokens with asset-backed collateral, including real estate, airlines, insurance as well as regional bank clearance and acceptance, to launch consumer loyalty programs for those using GT Dollar when it initially launched." Refer to your press release at https://www.prnewswire.com/newsreleases/ ideanomics-signs-digital-asset- management-services-agreement-withsingapores-gt-dollar-and-thai-setaku-insurance- 300814769.html.

The press release was describing the GT Dollar (GTD) entity’s operating model as we understood it. GTB refers to the cryptocurrency that runs on the GTD block chain. Holders of GTB have the right to access applications that run on the GTD block chain but do not have an ownership interest in GTD or the rights to access or use its block chain other than for approved applications. For example, the GTD block chain has a payment application that allows holders of GTB to purchase and pay for goods and services from participating merchants – we understand that some taxi cabs and coffee shops in Singapore accept payment in GTB – however access to the payment application does not confer any rights to GTD

Additionally, it does not appear that Asia EDX Exchange (Https://asiaedx.com) has a functioning website or that it is operational. Please advise us.

We have been able to interact with the Asia EDX website, however there does appear to be a number of dead or inoperative links.

7.	We also note per Exhibit 10.14 of the Form 10-Q filed May 2, 2019 that Thai Setaku Insurance is a counterparty to your Service Agreement with GT Dollar. Please disclose its role and its respective rights and obligations in connection with the subject agreement.

The business plan for GTB included a product (DICA) which can most easily be described as a form of cash back plan for purchases made with GTB, similar in nature to the ones offered by credit card companies. The DCIA cash back program would have operated using an investment fund with consumers who used GTB for purchases getting a periodic dividend, paid in GTB proportionate to their purchases. If the DICA product had been marketed as originally envisaged the fund underlying the DICA would have been underwritten by Thai Setaku Insurance. The DCIA product has not been marketed and consequently the services of Setaku Thai Insurance have not been used.

8.	Please tell us and disclose how you adjusted the Black-Scholes option pricing model to value the GT tokens. Also, please disclose how you determined the surrogate inputs to the model such as the option strike price and the current stock price.

Due to the limited trading history and the existence of a singular currency exchange platform, the Company determined that GTB tokens contained a lack of marketability. Therefore, the Company used a Black-Scholes Option Pricing Method (“BSOPM”) that is used to estimate a discount for lack of marketability (“DLOM”) in connection to the restricted common stock of a public company that must be held (not traded) until a given holding period lapses. At the end of the holding period, the trading restrictions on the stock lapse and the shares revert to an unrestricted, freely-traded basis (so called Put Option Model). In the Put Option Model, the key drivers of the DLOM are the stock price volatility ratio and the holding period term. We calculated the volatility of GTB tokens for the period since inception to April 29, 2019 and estimated the holding period as 3 years (since the contract’s service period with GTD is 3 years for exclusive marketing services). The implied DLOM is 61% (Please see Exhibit A). We further considered that we also need to consider the volatility of BTC or ETH. Therefore, we estimated volatility for both GTB tokens and BTC/ETH is 155% and the implied DLOM is 76%. For the purposes of the BSOPM, the Company assumed an at the money option with a stock price of $1

9.	Please disclose in greater detail the nature of the GT digital currency. Clarify whether a GTB token as referenced in your response is the same as a GT token as referenced in your service agreement. Also, disclose whether it is convertible into a fixed or variable amount of conventional currency and whether you will be able to use it freely in commerce in exchange for goods and services, both within and away from the GT Dollar platform.

GT digital currency (“GTB”) is a type of digital asset traded on the Asia EDX exchange. We believe GTB was created as an alternative to fiat currency as a vehicle to transfer value. GTB is not a fiat currency and is not backed by hard assets or other financial instruments. GTB does not represent an investment in GT Dollar Pte. Ltd. (“GTD”) or a right to access GTD’s platform. As a result, the value of GTB is determined by the value that various market participants place on GTB through their transactions.

GTB holders make or lose money from buying and selling GTB; however, we are not aware of any observable transactions in which GTB has been bought or sold in exchange for cryptocurrencies or fiat currency. To date, the Asia EDX exchange has not permitted holders of GTB, Bitcoin or Ethereum to convert digital currencies held in accounts at the Asia EDX exchange for fiat currency. The Company is unable to predict when its GTB will be convertible into fiat and consequently does not consider GTB to be part of the Company’s liquid resources.

Note 6. Accounts Receivable, page F-51

10.	Considering that most of your receivables exceed 180 days, please tell us why you have experienced significant payment delays and what amounts you received (if any) subsequent to your first quarter. Tell us whether contract provisions limit your exposure to credit risk and whether you have an enforceable right to payment. If not, tell us the factors you considered in determining their collectability apart from oral promises.

The payment delays were related to receivables owed to our Amer subsidiary which were caused by the banks closing of the accounts held by Amer with that institution. We were assured that the receivables would be paid once Amer opened a new bank account. As stated in our response of December 5, 2019 to the Staff’s letter dated October 16, 2019, Amer was a joint venture in which Ideanomics’ owned 55% of the equity and had control of the Board. Given that Amer was a joint venture, rather than a wholly owned subsidiary, it was determined that having another Ideanomics’ entity receive the cash on behalf of Amer would potentially give rise to tax and regulatory reporting issues and consequently it was decided not to pursue the option of having customer payments sent to a bank held by another entity in the Ideanomics corporate structure.

The Amer subsidiary was sold on August 31, 2019. The disposal was disclosed in note 5 (h) in our Form 10-Q filing for the quarter ended September 30, 2019.

Note 12. Convertible Note, page F-55

11.	We note in the last paragraph that IDV has registration rights that require the Company to file and register the common stock issued or issuable upon conversion of the convertible note or the exercise of the warrants, within 180 days following the closing of the transaction. Please clarify

• what constitutes an event of default pursuant to the note indenture,

An Event of Default requires an occurrence of one of the defined Events of default - see attached Appendix A for full details of the Events of Default – and a declaration by the note Holder under Section 8 (b) that an Event of Default has occurred. The note holder did not call a Default under Section 8. (b). The Company has a long relationship with the note holder ID Venturas 7 LLC and is in continuing contact with them.

• whether such default triggers cross defaults in your other note agreements, and

A Default in relation to the failure to file and register the common stock would not constitute a Default under the other outstanding notes.

• what remedies do the note holders have, if any, in connection with each default.

The remedies for a Default are set out in Section 1. Definitions under Mandatory Default Amount, the full text of the definition is included in Appendix A. To summarize, the Mandatory Default Amount requires immediate repayment of all monies due under the note.

Note 14. Related Party Transactions

(b) Transactions with GTD

Disposal of Assets in exchange of GTB, page F-57

12.	Tell us how to reconcile the significant variance between the resultant value of $3.76 per token in the revenue arrangement and $16.32 per token received in the non-monetary exchange. In this regard, we note that you received the tokens in connection with contemporaneous transactions involving the same counterparty.

Additionally, tell us the third party valuation report's basis for its expected cash flows assumptions underlying the income approach which it used to determine the fair value of the licensed content. In this regard, we note that you have not earned income or generated cash flows from such license during the past two years.

The attached Accounting Memo prepared for the GTD transactions provides the most complete response to the staff’s question.

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (212) 206-1216 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Alfred Poor
Alfred Poor
Chief Executive Officer

cc: William N. Haddad, Esq., Venable LLP

Appendix A

ID Venturas 7 LLC – Note maturing August 22, 2020 – extract of provisions relating to Default

Section 8 Events of Default

a) “Event of Default” means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

i. any default in the payment of (A) the principal amount of any Debenture or (B) interest, liquidated damages and other amounts owing to a Holder under any Debenture, as and when the same shall become due and payable (whether on a Conversion Date, Optional Redemption Date, or the Maturity Date or by acceleration or otherwise) which default, solely in the case of a default under clause (B) above, is not cured within three (3) Trading Days;

ii. the Company shall fail to observe or perform any other covenant or agreement contained in the Debentures (other than a breach by the Company of its obligations to deliver shares of Common Stock to the Holder upon conversion, which breach is addressed in clause (xi) below) or in any Transaction Document, which failure is not cured, if possible to cure, within the earlier to occur of (A) ten (10) Trading Days after notice of such failure sent by the Holder or by any other Holder to the Company and (B) fifteen (15) Trading Days after the Company has become or should have become aware of such failure;

iii. a default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) shall occur under (A) any of the Transaction Documents or (B) any other material agreement, lease, document or instrument to which the Company is obligated (and not covered by clause (vi) below);

iv. any representation or warranty made in this Debenture, any other Transaction Documents, any written statement pursuant hereto or thereto or any other report, financial statement or certificate made or delivered to the Holder or any other Holder shall be untrue or incorrect in any material respect as of the date when made or deemed made;

v. the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) shall be subject to a Bankruptcy Event;

vi. the Company shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $500,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

vii. the Common Stock shall not be eligible for listing or quotation for trading on a Trading Market and shall not be eligible to resume listing or quotation for trading thereon within five (5) Trading Days;

viii. the Company shall be a party to any Change of Control Transaction or shall agree to sell or dispose of all or in excess of 50% of its assets in one transaction or a series of related transactions (whether or not such sale would constitute a Change of Control Transaction);

ix. the Initial Registration Statement (as defined in the Registration Rights Agreement) shall not have been declared effective by the Commission on or prior to the one hundred eightieth (180th) calendar day after the Closing Date or the Company does not meet the current public information requirements under Rule 144 in respect of the Registrable Securities (as defined in the Registration Rights Agreement);

x. if, during the Effectiveness Period (as defined in the Registration Rights Agreement), either (a) the effectiveness of the Registration Statement lapses for any reason or (b) the Holder shall not be permitted to resell Registrable Securities (as defined in the Registration Rights Agreement) under the Registration Statement for a period of more than twenty (20) consecutive Trading Days or forty five (45) non-consecutive Trading Days during any 12 month period; provided, however, that, if the Company is negotiating a merger, consolidation, acquisition or sale of all or substantially all of its assets or a similar transaction and, in the written opinion of counsel to the Company, the Registration Statement would be required to be amended to include information concerning such pending transaction(s) or the parties thereto which information is not available or may not be publicly disclosed at the time, the Company shall be permitted an additional ten (10) consecutive Trading Days during any 12 month period pursuant to this Section 8(a)(x);

xi. the Company shall fail for any reason to deliver Conversion Shares to a Holder prior to the fifth (5th) Trading Day after a Conversion Date pursuant to Section 4(c) or the Company shall provide at any time notice to the Holder, including by way of public announcement, of the Company’s intention to not honor requests for conversions of any Debentures in accordance with the terms hereof;
xii. any monetary judgment, writ or similar final process shall be entered or filed against the Company or any of its property or other assets for more than $500,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of sixty (60) calendar days, unless such judgment, writ or similar final process is covered by an independent third party insurer which insurer has been notified of such judgement or order and has acknowledged in writing coverage of the judgment, writ or final process within such 60 day period; or

xiii. a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that the Equity Conditions are satisfied or that there has been no Equity Conditions failure or as to whether any Event of Default has occurred.

b) Remedies Upon Event of Default. If any Event of Default occurs, the outstanding principal amount of this Debenture, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the Holder’s election, immediately due and payable in cash at the Mandatory Default Amount. Commencing five (5) days after the occurrence of any Event of Default that results in the eventual acceleration of this Debenture, the interest rate on this Debenture shall accrue at an interest rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law. Upon the payment in full of the Mandatory Default Amount, the Holder shall promptly surrender this Debenture to or as directed by the Company. In connection with such acceleration described herein, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Debenture until such time, if any, as the Holder receives full payment pursuant to this Section 8(b). No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 1 – Definitions

“Mandatory Default Amount” means the sum of (a) the greater of (i) the outstanding principal amount of this Debenture, plus all accrued and unpaid interest hereon, divided by the Conversion Price on the date the Mandatory Default Amount is either (A) demanded (if demand or notice is required to create an Event of Default) or otherwise due or (B) paid in full, whichever has a lower Conversion Price, multiplied by the VWAP on the date the Mandatory Default Amount is either (x) demanded or otherwise due or (y) paid in full, whichever has a higher VWAP, or (ii) 110% of the outstanding principal amount of this Debenture, plus 100% of accrued and unpaid interest hereon, and (b) all other amounts, costs, expenses and liquidated damages due in respect of this Debenture.

To: Accounting Files

From:

Subject: Accounting for GTB tokens received by Ideanomics, Inc. ("IDEX", "the Company") for digital asset management services and assets sold to GT Dollar Ptd. Ltd. ("GTD")

Date: April 29, 2019

Purpose

The purpose of this memorandum is to document the accounting treatment of the transactions that took place during the quarter ended March 31, 2019 between IDEX and GTD for services provided and certain assets transferred.

Background

GTD is a Singapore based information technology solutions provider and a minority shareholder of IDEX. On March 14, 2019, IDEX entered into two separate transactions with GTD as follows:

Transaction 1 - Disposal of Assets in exchange of GTB tokens

The Company sold the following assets (with total book value of approximately $20.4 million) to GTD in exchange for 1,250,000 GTB tokens.

- License content (net book value of approximately $17.0 million)
- Approximately 13% ownership interest in Nanjing Shengyi Network Technology Co., Ltd ("Topsgame") (book value of approximately $3.2 million which was included in the financial statement caption "Long-Term Investment-Non-marketable Equity Investment")
- Animation copyright (net book value of approximately $0.2 million which was included in intangible assets.)

Transaction 2 - Revenue Transaction for Digital asset management services

The Company also entered into a service agreement with GTD to provide digital asset management services including consulting, advisory and management services.

In accordance with Accounting Standards Codification 606 – Revenues from Contracts with Customers ("ASC 606"), the contract between IDEX and GTD contains two performance obligations as follows:

1. the development of a master plan for GTD's assets at a price of 7,083,333 GTB tokens as agreed by both parties to be delivered by June 30, 2019; the Company received 7,083,333 GTB tokens at the end of March 2019; and
2. exclusive marketing and business development management services for three years starting from July 1, 2019 for a percentage of the total market value of GTB tokens, based on a 10-day average of the 10 business days leading up to the end of a respective calendar month, and paid on the first day of each new calendar month.

Accounting Issues

1. Initial recognition of GTB tokens - What is the classification for the GTB tokens?
2. Initial measurement - What is the fair value of GTB tokens?
3. Revenue recognition – when (or as) the Company recognize revenue?

Professional Guidance

ASC 606-10

https://ideanomics-my.sharepoint.com/personal/cmccarthy_ideanomics_com/Documents/GTB/GTB Tokens Accounting Memo Q1 2019_updated (003).docx

- 32-21 To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met).

- 32-22 If an entity cannot reasonably estimate the fair value of the noncash consideration, the entity shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration.

- 32-23 The fair value of the noncash consideration may vary after contract inception because of the form of the consideration (for example, a change in the price of a share to which an entity is entitled to receive from a customer). Changes in the fair value of noncash consideration after contract inception that are due to the form of the consideration are not included in the transaction price. If the fair value of the noncash consideration promised by a customer varies for reasons other than the form of the consideration (for example, the exercise price of a share option changes because of the entity's performance), an entity shall apply the guidance on variable consideration in paragraphs 606-10-32-5 through 32-14. If the fair value of the noncash consideration varies because of the form of the consideration and for reasons other than the form of the consideration, an entity shall apply the guidance in paragraphs 606-10-32-5 through 32-14 on variable consideration only to the variability resulting from reasons other than the form of the consideration.

- 32-24 If a customer contributes goods or services (for example, materials, equipment, or labor) to facilitate an entity's fulfillment of the contract, the entity shall assess whether it obtains control of those contributed goods or services. If so, the entity shall account for the contributed goods or services as noncash consideration received from the customer.

ASC 845-10

- 30-1 In general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received. A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer shall be recorded at the fair value of the asset transferred and a gain or loss shall be recognized on the disposition of the asset.

- 30-2 The fair value of an entity's own stock reacquired may be a more clearly evident measure of the fair value of the asset distributed in a nonreciprocal transfer if the transaction involves distribution of a nonmonetary asset to eliminate a disproportionate part of owners' interests (that is, to acquire stock for the treasury or for retirement). If one of the parties in a nonmonetary transaction could have elected to receive cash instead of the nonmonetary asset, the amount of cash that could have been received may be evidence of the fair value of the nonmonetary assets exchanged.

- 30-3 A nonmonetary exchange shall be measured based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value as discussed in paragraph 360-10-40-4) of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:
    a. The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits.
    b. The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.
    c. The transaction lacks commercial substance (see the following paragraph).

https://ideanomics-my.sharepoint.com/personal/cmccarthy_ideanomics_com/Documents/GTB/GTB Tokens Accounting Memo Q1 2019_updated (003).docx

- 30-8 Fair value should be regarded as not determinable within reasonable limits if major uncertainties exist about the realizability of the value that would be assigned to an asset received in a nonmonetary transaction accounted for at fair value. An exchange involving parties with essentially opposing interests is not considered a prerequisite to determining a fair value of a nonmonetary asset transferred; nor does an exchange ensure that a fair value for accounting purposes can be ascertained within reasonable limits. If neither the fair value of a nonmonetary asset transferred nor the fair value of a nonmonetary asset received in exchange is determinable within reasonable limits, the recorded amount of the nonmonetary asset transferred from the entity may be the only available measure of the transaction.

- 30-9 A difference between the amount of gain or loss recognized for tax purposes and that recognized for accounting purposes may constitute a temporary difference to be accounted for according to Subtopic 740-10.

Analysis

Facts:

1. The Company received 8,333,333 GTB tokens in total in March 2019.
    a. 1,250,000 GTB tokens from the sale of assets
    b. 7,083,333 GTB tokens from service revenue.
2. GTB tokens started trading in November 2018 with 3 billion tokens outstanding as of March 31, 2019
3. GTB tokens are currently only traded in one exchange, AsiaEDX.

Question A: What is the classification for the GTB tokens?

Based on the whitepaper of GTB tokens provided by GTD, the Company currently takes the position that GTB token is a utility token, which is a token based on blockchain technology that provides users with access to a product or service and derive their value from that right. Utility tokens give holders no ownership in a company's platform or assets and, although they might be traded between holders, they are not primarily used as a medium of exchange. Given that there is limited precedent regarding the classification and measurement of cryptocurrencies and other digital tokens under current Generally Accepted Accounting Principles ("GAAP"), the Company has determined to account for these tokens as indefinite-lived intangible assets by reference to the existing International Financial Reporting Standards ("IAS 38") and apply analogy to ASC 350, Intangibles—Goodwill and Other until further guidance is issued by the FASB because:

a. it is a resource controlled by an entity (that is, the entity has the power to obtain the economic benefits that the asset will generate and to restrict the access of others to those benefits) as a result of past events and from which future economic benefits are expected to flow to the entity;
b. it is identifiable, because it can be sold, exchanged or transferred individually;
c. it is not cash or a non-monetary asset; and
d. it has no physical form.

Therefore, we recorded GTB tokens at cost and not subject to amortization, but shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that they are impaired. If, at the time of an impairment test, the carrying amount of an intangible asset exceeds its fair value, an impairment loss in an amount equal to the excess is recognized in the statement of operations.

Question B: What is the fair value of GTB tokens?

As noted above, there are two transactions involved in relation to GTB tokens received. The Company considered that Transaction 1 - the sale of assets is a nonmonetary transaction which falls under ASC 845; and Transaction 2 - service revenue is a transaction with consideration in a form other than cash under ASC 606.

(A) *For Transaction 1 - sale of assets transaction*, GTB tokens received are recorded at the carrying amount of the assets exchanged and no gain or loss is recognized based on ASC 845-10-30-3a.

https://ideanomics-my.sharepoint.com/personal/cmccarthy_ideanomics_com/Documents/GTB/GTB Tokens Accounting Memo Q1 2019_updated (003).docx

845-10-30-3 A nonmonetary exchange shall be measured based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value as discussed in paragraph 360-10-40-4) of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:

a. The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits.
b. The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.
c. The transaction lacks commercial substance (see the following paragraph).

The Management considered the following data points and determined that the carrying amount of assets transferred is a more determinable value compared to the fair value of GTB tokens as allowed under ASC 845-10-30-3-a:

a) The risks related to our holdings of GTB tokens includes:
    - GTB tokens have been highly volatile due to the limited trading history (since November 2018) and singular currency exchange platform (AsiaEDX/GTD Explorer);
    - Cryptocurrency (such as Bitcoin ("BTC") and Ethereum ("ETH")) have been highly volatile since year 2017;
    - The digital token market is currently largely unregulated.

b) In order not to affect GTB's price, we will not convert large blocks of GTB tokens to cryptocurrency (such as BTC and ETH) in the short term. As of April 29, 2019, the Company has converted approximately 160,700 GTB tokens to cryptocurrency (approximately 655 BTC and 6,091 ETH which is worth $3,485,792 and $1,045,561, respectively).
c) While the Company has not converted any of the BTC or ETH to fiat currency, the market for cryptocurrency continues to be readily accessible with significant volumes of both currencies being traded on a daily basis.
d) As of December 31, 2018, the Company performed fair value evaluation for IP content and assessed animation copyright and investment internally and determined that there were no impairment for the assets transferred. The Company considered the subjectivity of fair value methodology and conservatively considered the fair value of the assets transferred are not reasonably determinable.

(B) *For Transaction 2 - For service revenue transaction*, in order to determine transaction price, firstly any noncash consideration received from a customer needs to be measured at fair value at contract inception in accordance with ASC 606-10-32-21. In a situation when an entity cannot reasonably estimate the fair value of the noncash consideration, the entity shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer in exchange for the consideration (ASC 606-10-32-22).

In order to determine the transaction price, the Company considered the fair value of GTB tokens and standalone selling price of digital asset management services and determined that the fair value of GTB tokens is more determinable because the digital asset management services are highly customized to meet GTD's needs and no available standalone selling prices exist.

Accordingly, IDEX utilized a Level 2 measurement for the fair value of GTB tokens based upon the consideration agreed by GTD and the Company ($24 per GTB tokens in the contract) with a discount (75%) considering volatility, risk and limitations at contract inception. Please see below for our quantitative analysis:

a) We considered similar tokens traded in Singapore and their price variability (high and low price) during the period from January 1, 2019 to April 24, 2019. The average price variability noted was 64%.

Tokens price	GTB Tokens	Kucoin	DigixDAO	Pundix	Average
Low	$ 0.0028	$ 0.34839	$ 14.81000	$ 0.00041	
High	$ 0.0082	$ 2.10000	$ 35.30000	$ 0.00078	
Price varies	67%	84%	58%	47%	64%

https://ideanomics-my.sharepoint.com/personal/cmccarthy_ideanomics_com/Documents/GTB/GTB Tokens Accounting Memo Q1 2019_updated (003).docx

Question C: Revenue recognition – when (or as) the Company recognize revenue?

As mentioned in Background section above, there are two distinct performance obligations. Please see below for the Company's analysis and conclusion:

1. Development of a master plan for GTD's assets: the master plan is highly customized to accommodate GTD's needs and the Company is entitled to the payments for performance to date. Therefore, based on ASC 606-10-25-27 (c), revenue shall be recognized over time. The Company measures progress based on output method which is on the basis of the results achieved and value transferred. For the three months ended March 31, 2019, the Management assessed the progress of the report and determined 65% has been achieved as of March 31, 2019. Therefore, the Company recognized $26.6 million for the three months ended March 31, 2019;
2. Exclusive marketing and business development management services for three years for a percentage of the total market value of GTB tokens: the payments for exclusive marketing and business development are considered as variable considerations. The Company estimates the variable consideration in accordance with ASC 606-10-32-5 through 32-9 and considers the guidance based on ASC 606-10-32-11 through 32-13. The Company will also update the estimate of variable consideration at each reporting date until the related uncertainty is resolved.

   Based on ASC 606-10-32-11, variable consideration is included in the transaction price to the extent that it is probable that the consideration will become due once the related uncertainty is resolved. If the amount cannot be reasonably estimated, the Company will consider whether there is a minimum amount of variable consideration in the transaction price which the amount is not constrained and a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. Therefore, the Company will recognize revenue for exclusive marketing and business development management services after services are performed and entitled to the payments. There is no such revenue for the three months ended March 31, 2019.

CONCLUSION:

In conclusion, the management considered all the factors above and determined that the consideration for the digital assets management services is approximately $40.6 million at contract inception based on a discount of 76% (155% volatility) to the contract value of GTB tokens received ($170 million). Accordingly, the Company recorded service revenues of $26.6 million for the quarter ended March 31, 2019.

https://ideanomics-my.sharepoint.com/personal/cmccarthy_ideanomics_com/Documents/GTB/GTB Tokens Accounting Memo Q1 2019_updated (003).docx

Exhibit A

GTB TOKENS

SCHEDULE | **1** | **Valuation of Put Options Based on Black-Scholes Option Pricing Model**

Inputs / Assumptions		Notes / Comments
Valuation Date (t)	4/26/2019	Current Valuation Date.
Stock Price (S)	1.000	Estimated closing price.
Exercise Price (E)	1.000	where: E = S (i.e., a put option "At the Money").
Expiration Date (T)	**4/26/2022**	Assumed end of Holding Period.
Risk Free Rate (R_f)	2.250%	Daily Treasury Yield Curve Rate (with term corresponing to estimated holding period).
Dividend Yield (δ)	-	None assumed
Volatility of Stock (σ)	**110.0000%**	Indicated Volatility Ratio from BitCoin price analysis.

	Years to Expiration (T - t)	Volatility of Stock (σ)	d_1	d_2	$N(-d_1)$	$N(-d_2)$	Value Per Put Option
Holding Period	3.000684	1.100000	0.988169	(0.917304)	0.1615	0.8205	**0.61**

$$P = \left[E\left(e^{-R_f(T-t)}\right)N(-d_2)\right] - \left[S\left(e^{-\delta(T-t)}\right)N(-d_1)\right]$$

where

$$d_1 = \frac{\ln(S/E) + \left[R_f + \left(\frac{1}{2}\right)\sigma^2\right](T-t)}{\sigma\sqrt{T-t}}$$

$$d_2 = d_1 - \sigma\sqrt{T-t}$$

Holding Period (Years)	RFR	Volatility	Value Per Put Option	Implied DLOM (from S)
1	2.41%	110.00%	0.40	40.00%
2	2.28%	110.00%	0.53	53.00%
3	2.25%	110.00%	0.61	61.00%
4	2.27%	110.00%	0.65	65.00%
5	2.29%	110.00%	0.69	69.00%

Notes:

e rate has been proxied by using the asked yield on U.S. Treasury strips (stripped principal) which matures in .
nd $N(d_1)$ represent the z-scores, which measure the distance between an observation and the mean of the set in units of standard deviation.

https://ideanomics-my.sharepoint.com/personal/cmccarthy_ideanomics_com/Documents/GTB/GTB Tokens Accounting Memo Q1 2019_updated (003).docx

Exhibit B

GTB TOKENS

SCHEDULE	1	Valuation of Put Options Based on Black-Scholes Option Pricing Model

Inputs / Assumptions		Notes / Comments
Valuation Date (t)	4/26/2019	Current Valuation Date.
Stock Price (S)	1.000	Estimated closing price.
Exercise Price (E)	1.000	where: E = S (i.e., a put option "At the Money").
Expiration Date (T)	**4/26/2022**	Assumed end of Holding Period.
Risk Free Rate (R_f)	2.250%	Daily Treasury Yield Curve Rate (with term corresponing to estimated holding period).
Dividend Yield (δ)	-	None assumed
Volatility of Stock (σ)	**155.0000%**	**Estimated Volatility Ratio; Reflecting Conservatism; to yield a 76% DLOM (3-Yr Holding Period)**

	Years to Expiration (T - t)	Volatility of Stock (σ)	d_1	d_2	$N(-d_1)$	$N(-d_2)$	Value Per Put Option
Holding Period	3.000684	1.550000	1.367638	(1.317347)	0.0857	0.9061	**0.76**

$$P = \left[E\left(e^{-R_f(T-t)}\right)N(-d_2)\right] - \left[S\left(e^{-\delta(T-t)}\right)N(-d_1)\right]$$

where

$$d_1 = \frac{\ln(S/E) + \left[R_f + \left(1/2\right)\sigma^2\right](T-t)}{\sigma\sqrt{T-t}}$$

$$d_2 = d_1 - \sigma\sqrt{T-t}$$

Holding Period (Years)	RFR	Volatility	Value Per Put Option	Implied DLOM (from S)
1	2.41%	**155.00%**	0.54	**54.00%**
2	2.28%	155.00%	0.69	**69.00%**
3	**2.25%**	**155.00%**	**0.76**	**76.00%**
4	2.27%	155.00%	0.80	**80.00%**
5	2.29%	155.00%	0.81	**81.00%**

Notes:

e rate has been proxied by using the asked yield on U.S. Treasury strips (stripped principal) which matures in .
nd $N(d_2)$ represent the z-scores, which measure the distance between an observation and the mean of the set in units of standard deviation.

https://ideanomics-my.sharepoint.com/personal/cmccarthy_ideanomics_com/Documents/GTB/GTB Tokens Accounting Memo Q1 2019_updated (003).docx